FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 11, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 11, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON ANNOUNCES FURTHER SHAREHOLDER VOTE ON

IAMGOLD TRANSACTION

Wheaton River Minerals Ltd. (“Wheaton”) today announced that it will hold a further vote of its shareholders to approve the business combination with IAMGold Corporation (“IAMGold”) on July 6, 2004.  At the request of Wheaton, the holding and conduct of the additional vote has been approved by the Ontario Superior Court of Justice.

Ian Telfer, Chairman and CEO of Wheaton, stated that: “We continue to believe that the IAMGold combination is the best option on the table for Wheaton shareholders.  We recognize, however, that some shareholders would like more time to consider the transaction.  Now that a new meeting is scheduled to take place on July 6th, we believe all Wheaton shareholders will have an opportunity to cast a fully informed vote.”

Proxy and Voting Procedures

Wheaton shareholders as at the close of business on April 28, 2004 will be entitled to vote at the July 6, 2004 meeting.  In accordance with the provisions of the Ontario Business Corporations Act, shareholders who purchased shares after April 28 may request (until June 25) that they be entitled to vote at the meeting.

Proxies relating to the special resolution to approve the plan of arrangement with IAMGold which were deposited prior to or at the annual and special meeting of shareholders of Wheaton held on June 8, 2004, including proxies deposited after the prior proxy cut-off of 11:00 am on June 4, 2004, will be valid for the purposes of the July 6, 2004 vote unless revoked.

A new form of proxy will be sent to shareholders of record as of April 28, 2004.  In order to be valid, a proxy must be received by the Secretary of Wheaton c/o CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver British Columbia V6E 3X1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the new meeting.

Registered shareholders of Wheaton who have submitted proxies and wish to revoke their proxies should follow the procedures set forth in the joint management information circular dated April 30, 2004 of Wheaton and IAMGold.  Non-registered shareholders of Wheaton who wish to revoke voting instructions previously delivered to brokers or other intermediaries through which their Wheaton shares are held should contact their brokers or other intermediaries.

Further details regarding the time and date of the additional vote will follow in due course.

Any questions or requests for assistance with respect to the deposit and revocation of proxies or voting at the meeting may be directed by Wheaton shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.